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                            August 17, 2022

       Fei Wang
       Chief Executive Officer
       Yong Bai Chao New Retail Corporation
       3209, South Building, Building 3,
       No. 39 Hulan West Road, Baoshan District
       Shanghai, People   s Republic of China, 200443

                                                        Re: Yong Bai Chao New
Retail Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-56129

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance's Sample Letter to
                                                        China-Based Companies
issued by the Staff in December 2021.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at (202) 551-
       3777 with any questions.
 Fei Wang
Yong Bai Chao New Retail Corporation
August 17, 2022
Page 2



FirstName LastNameFei Wang                          Sincerely,
Comapany NameYong Bai Chao New Retail Corporation
                                                    Division of Corporation
Finance
August 17, 2022 Page 2                              Office of Manufacturing
FirstName LastName